EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Years ended December 31,
	2002	2001	2000
Average basic common shares outstanding	2,630,931	2,625,241	2,628,998
Average diluted common shares outstanding	2,634,558	2,626,014	2,629,733
Net income	$1,923,138	$1,059,078	$320,893
Basic and diluted earnings per common share	$0.73	$0.40	$ 0.12